

Mail Stop 3561

September 24, 2015

Jan D. Madsen
Chief Financial Officer
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

> **Re:** **West Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **File No. 1-35846**

Dear Ms. Madsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue by segment, page 38

1. Reference is made to Note 17 Segments on page F-39 and Note 10 Income Taxes on page F-26 where you have generated 23% of revenue, and 69% of your pretax income from foreign operations in fiscal year 2014, respectively. In view of the material revenue and pretax income generated from your foreign operations, please tell us what consideration you gave to expanding upon your results discussion to include additional qualitative and quantitative reasons for any material changes in results or known trends in your foreign operations. For example, revenue attributable to Asia – Pacific decreased during the periods presented while it increased in other jurisdictions. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Cash Flows, page F-5

2. We note your presentation of operating cash flows under the indirect or reconciling method, and that you began your reconciliation with "[i]ncome from continuing operations." ASC 230-10-45-28 requires adjusting net income to net cash flow from operating activities, or beginning with net income in presenting operating cash flows under the indirect method. Please tell us how your presentation complies with ASC 230-10-45-28.

Notes to Consolidated Financial Statements

4. Goodwill and Other Intangible Assets, page F-16

3. We note that your finite-lived intangible assets acquired in the 2014 acquisitions are being amortized over a period up to 20 years. Please tell us how you developed the amortization period for each your finite-lived intangible assets and disclose the weighted average amortization period by major intangible asset class. Refer to the disclosure requirements of ASC 350-30-50-1. Lastly, please explain to us the method of amortization (i.e. straight-line or accelerated) you are using for your customer relationships and your basis for the chosen method. Refer to ASC 350-30-35-6 for guidance.

8. Long-Term Obligations, page F-20

4. In light of your disclosures with respect to limitations on dividends and distributions relating to your Amended Credit Agreement on page F-24 and limitations of your ability and the ability of your restricted subsidiaries to pay dividends or make distributions relating to your 2020 Senior Notes on page F-25, please provide us with your analysis of the applicability of the disclosure requirements in Rule 4-08(e)(1) and (3) of Regulation S-X. Additionally, please tell us your consideration of whether Schedule I is required pursuant to Rule 5-04 of Regulation S-X.

14. Earnings Per Share, page F-36

5. You disclose on page F-33 that dividends are payable in respect of shares of unvested restricted stock either at the time the dividend is paid to stockholders or upon vesting of the restricted stock in accordance with the terms of the applicable restricted stock award agreement. Please tell us in detail whether these unvested share-based awards are participating securities in accordance with ASC 260-10-45-61A and whether your earnings per share should be calculated under the two-class method in accordance with ASC 260-10-45-60B.

17. Segments, page F-38

6. We note you operated in two reportable segments at the end of fiscal 2014 and following your divestiture of several of your agent-based businesses on March 3, 2015 you implemented a revised organizational structure in which your five operating segments are aggregated into one reportable segment. Please address the following:

    - Compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted.

    - Provide us with your historical and projected revenues, gross margin, operating margin, and measure of segment profitability.

    - Tell us the basis of organization (i.e. why the company is organized in the manner that it is).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Jarrett Torno, Staff Accountant at (202) 551-3703 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products